Exhibit 12.2

Sovran Self Storage, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands
	Three months ended		Year ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$27,315	$21,911	$109,672	$86,971	$69,524	$47,185	$27,654
Add: Income tax expense	615	392	1,251	927	936	1,326	1,524
Add: Fixed charges	9,249	9,594	37,864	39,024	32,720	33,547	38,848
Add: Distributed income of equity investees	1,285	1,017	4,821	3,123	2,630	2,184	944
Less: Capitalized interest	(24)	(11)	(62)	(84)	(113)	(149)	(72)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Earnings (1)	38,440	32,903	153,546	129,961	105,697	84,093	68,898
Fixed charges:
Interest expense	8,778	8,865	35,940	33,719	31,166	32,330	37,365
Amortization of financing fees	356	296	1,184	859	834	836	1,184
Capitalized interest	24	11	62	84	113	149	72
Estimate of interest included in rent expense	91	422	678	4,362	607	232	227
Preferred stock dividends	—	—	—	—	—	—	—

Fixed charges (2)	$9,249	$9,594	$37,864	$39,024	$32,720	$33,547	$38,848
Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	4.16	3.43	4.06	3.33	3.23	2.51	1.77